Real Estate Associates Limited VI

55 Beattie Place, P.O. Box 1089

Greenville, SC 29602

December 2, 2009

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, NW

Washington, D.C.  20549

Attn:  Ms. Kristi Marrone and Mr. William Demarest

Re:      Real Estate Associates Limited VI

            Form 10-K for the year ended December 31, 2008

            Form 10-Q for the period ended June 30, 2009

            File No. 0-13112

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Real Estate Associates Limited VI (the “Partnership”), in a letter dated November 13, 2009, which was sent in response to the Partnership’s October 30, 2009 response to the Staff’s original comment letter dated October 16, 2009.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

                                                *          *          *          *          *

Form 10-Q for the quarter ended June 30, 2009

Note 1 – Organization and Summary of Significant Accounting Policies

1.      Comment:  We note your proposed revisions in response to comment 3.  In future filings, please disclose your methodology for determining whether you are the primary beneficiary as it specifically relates to the Local Partnerships in which you have invested, including significant judgments and assumptions made relating to those individual Local Partnerships.  In regards to the requirements of ASC 810-10-50-12(c) your response indicates that you did not believe that the advances were material and as such you did not disclose the primary reasons for providing the support.  However, it appears that the advances were material to your statements of operations for the six months ended June 30, 2009 and 2008.  Please clarify to us how you determined that these amounts were immaterial, or confirm to us that you will revise your disclosure to comply with ASC 810-10-50-12(c) in future filings.  Please provide us with your proposed revisions in your response.

Response:  In addition to the revised disclosures the Partnership outlined in its response dated October 30, 2009, which are included below, the Partnership will add the following additional disclosure in all future filings.

In determining whether it is the primary beneficiary of a VIE, the Partnership considers qualitative and quantitative factors, including, but not limited to: the amount and characteristics of the Partnership’s investment; the obligation or likelihood for the Partnership or other investors to provide financial support; the Partnership’s and the other investors’ ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of the Partnership and the other investors.  Significant judgments related to these determinations include estimates about the current and future fair values and performance of real estate held by these VIEs and general market conditions.

At June 30, 2009 and December 31, 2008, the Partnership holds variable interests in fifteen VIEs for which the Partnership is not the primary beneficiary.  The Partnership has concluded, based on its qualitative consideration of the partnership agreement, the partnership structure and the role of the general partner in each of the Local Partnerships, that the general partner of each of the Local Partnerships is the primary beneficiary of the respective Local Partnership.  The Partnership and the general partner of each Local Partnership are related parties due to transfer restrictions on the partnership interests and the Partnership has concluded that the general partner is the party most closely associated with the Local Partnerships and therefore the primary beneficiary.  In making this determination, the Partnership considered the following factors:

•        the principal purpose of the Local Partnerships is to conduct a business that is complementary to the general partners’ primary business (ownership and management of real estate properties);

•        the general partners conduct and manage the business of the Local Partnerships;

•        the general partners have the responsibility for and sole discretion over selecting a property management agent for the Local Partnerships’ underlying real estate properties;

•        the general partners are responsible for approving operating and capital budgets for the properties owned by the Local Partnerships;

•        the general partners are obligated to fund any recourse obligations of the Local Partnerships; and

•        the general partners are authorized to borrow funds on behalf of the Local Partnerships.

In response to the Staff’s comment regarding advances made to the Local Partnerships, the Partnership will expand its disclosure as proposed below in all future filings to comply with ASC 810-10-50-12(c):

At times, advances are made to the Local Limited Partnerships. Advances made by the Partnership to the individual Local Limited Partnerships are considered part of the Partnership’s investment in the Local Limited Partnership. Advances made to Local Limited Partnerships for which the investment has been reduced to zero are charged to expense. During the six months ended June 30, 2009, the Partnership advanced approximately $38,000 to two Local Limited Partnerships, Oakwood Manor and Eastridge Associates, for working capital deficits.  During the six months ended June 30, 2008, the Partnership advanced approximately $40,000 to three Local Limited Partnerships, Oakwood Manor, Park Place and Sol 413, for working capital deficits and entity taxes.  While not obligated to make advances to any of the Local Partnerships, the Partnership made these advances in order to protect its economic investment in the Local Limited Partnerships.  During the six months ended June 30, 2009 and 2008, approximately $38,000 and $40,000 was recognized as expense on the accompanying consolidated statements of operations for advances to the Local Limited Partnerships.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Senior Director, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

                                                                        /s/ Stephen B. Waters

Stephen B. Waters

Senior Director

National Partnership Investments Corp. as the corporate general partner of Real Estate Associates Limited VI